Exhibit 12.1

Alliant Techsystems Inc.

Statement Re: Computation of Ratio
of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended		Fiscal Year Ended March 31,
	January 1, 2006	January 2, 2005	2005	2004	2003	2002	2001
Earnings:
Income from operations before taxes	$185,845	$154,309	$220,540	$217,796	$197,477	$121,334	$103,394
Plus fixed charges	57,358	53,889	73,201	67,223	85,087	108,207	36,736
Earnings	$243,203	$208,198	$293,741	$285,019	$282,564	$229,541	$140,130

Fixed Charges:
Interest expense, including amortization of debt issue costs	$51,703	$48,024	$65,382	$60,327	$79,495	$103,547	$33,738
Estimated interest factor of rental expense	5,655	5,865	7,819	6,896	5,592	4,660	2,998
Fixed Charges	$57,358	$53,889	$73,201	$67,223	$85,087	$108,207	$36,736

Ratio of Earnings to Fixed Charges(1)	4.24	3.86	4.01	4.24	3.32	2.12	3.81

Rent expense	35,726	37,047	49,396	43,563	35,326	29,437	16,658
Percent of rent expense that represents interest	16%	16%	16%	16%	16%	16%	18%

(1)                                  For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges.  “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.